September 5, 2006
Ms. Claire DeLabar
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Universal Technical Institute, Inc. Form 10-K for the fiscal year ended September 30, 2005 Filed December 14, 2005 Form 10-Q for the quarter ended March 31, 2006 File No. 1-31923
Dear Ms. DeLabar:
Attached please find our responses to the Staff’s letter, dated August 24, 2006, which was in response to our supplemental letter dated August 11, 2006 with regard to the above referenced filings for Universal Technical Institute, Inc. This letter is being sent via U.S. mail and via the EDGAR system as correspondence.
We hereby acknowledge that Universal Technical Institute, Inc. is responsible for the adequacy and accuracy of the disclosure in our filings and that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings reviewed by the Staff. Furthermore, we acknowledge that Universal Technical Institute, Inc. may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If any of our responses require further explanation, please do not hesitate to contact me directly at (623) 445-9402 or by facsimile at (623) 445-9403.
We look forward to working with you in completion of your review of the above referenced filings.
Sincerely,

Jennifer L. Haslip
Chief Financial Officer

Form 10-K filed December 14, 2005
Statements of Cash Flows, page F-8
Comment: Please refer to your response to comment 2. We note that you believe that the pledge of collateral represents the utilization of operating resources in order to ensure the continuation of your primary revenue source for your operations. While we understand that the requirement for the letter of credit with the Department of Education (ED) may impact your operations, the various choices that you have for satisfying that ED requirement (i.e. using your line of credit, restricted cash or restricted investments) and the manner in which you satisfied the requirement appears to be more related to financing activities than directly related to your revenue stream. Therefore, it appears as though you should revise your Statements of Cash Flows to reclassify the restricted cash and restricted investment transactions to financing activities. Please revise or advise in detail.
Response: In a letter dated August 11, 2006, we outlined our rationale for the classification of restricted cash and restricted investments in our consolidated cash flow statements included in the above-referenced filings. The existing guidance for the statement of cash flow classification related to restricted assets, including restricted cash, is not specific and accordingly significant judgment must be applied to determine the appropriate classification. At our request, Paul Kepple, a partner in the national office of PricewaterhouseCoopers, LLP, our independent registered public accounting firm, contacted the Staff to further discuss this matter. Based on Mr. Kepple’s discussion with the Staff, we understand that:
•	The Staff does not object to the Company’s classification of cash inflows and outflows relating to restricted investments within investing activities in the consolidated statement of cash flows.

•	The Staff believes that cash inflows and outflows relating to restricted cash in this instance, would be more appropriately classified within investing activities in the consolidated statements of cash flows. The change in classification from operating activities to investing activities will result in greater consistency within the statements of cash flows for both restricted cash and restricted investments.

•	The Staff will allow the Company to reclassify cash inflows and outflows relating to restricted cash in the consolidated cash flow statements contained in its Annual Report on Form 10-K for the year ended September 30, 2006. Restatement of previously issued financial statements is not required. The Company will provided transparent disclosures in the notes to the financial statements to describe the reasons for the reclassification.